Filed by Focus Enhancements, Inc.
                                      Pursuant to Rule 425 of the Securities Act
                                           of 1933, as amended, and deemed filed
                                          pursuant to Rule 14d-2 and Rule 14a-12
                                            under the Securities Exchange Act of
                                                                1934, as amended

FOCUS LOGO

FOCUS Enhancements, Inc. o 1370 Dell Ave. o Campbell, CA 95008 o (408) 866 8300

Investor Relations Contacts:
Lillian Armstrong/Kirsten Chapman/Brendan Lahiff
Lippert/Heilshorn & Associates
(415) 433-3777
Brendan@lhai-sf.com

     FOCUS ENHANCEMENTS COMPLETES ACQUISITION OF COMO COMPUTER & MOTION GMBH

        - Transaction Extends Breadth of Digital Media Product Offering -

CAMPBELL, CA.--Mar. 2, 2004-- FOCUS Enhancements, Inc. (NASDAQ SC: FCSE), completed the acquisition of COMO Computer & Motion GmbH (COMO) through the issuance of approximately 795,000 shares of the company's common stock. The acquisition of COMO, located in Kiel, Germany was first announced on January 28th. That day FOCUS Enhancements also announced it had entered into an Agreement and Plan of Reorganization to acquire substantially all the assets and assume certain liabilities of Visual Circuits Corporation (VCC), located in Minneapolis, Minnesota.

Brett Moyer, president and chief executive officer of FOCUS Enhancements, stated, "The COMO acquisition broadens our product portfolio offering with incredibly useful content storage and management tools that enable easy video categorization and retrieval from multiple sites over the Internet or a local network. COMO has provided affordable media management products to sports, medical, education and other professional video markets requiring interactive presentations, scheduled broadcasting. In addition, the German office will enable us to better support our European distributors, customers and strategic partners like JVC Professional Products."

Moyer continued, "COMO is one aspect of our near-term expansion. The VCC acquisition, which serves a number of Fortune 500 retailers such as Wal-Mart and Best Buy, will also expand our Systems Business video management, distribution and presentation lines. Further out on the horizon, we anticipate our Ultra Wideband (UWB) wireless initiative will create increased product demand. We expect to integrate our UWB semiconductors into our own Systems Product line, as well as sell UWB chips to the consumer electronic industry in high volume designs."

The acquisition of VCC is expected to close by April 30, 2004 and is subject to the approval of VCC shareholders and will require the SEC declaring effective an S-4 registration statement for the FOCUS Enhancements shares to be issued.

About COMO Computer & Motion GmbH

Founded in 1990, COMO Computer & Motion GmbH develops, manufactures and distributes digital video solutions. COMO's key products are Digital Media Management Server Systems, Hard Disk

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

Video Recorder, Videomixer PCI Boards, and Videosignal Transcoder. COMO products are sold worldwide and can be found in Broadcast and Industrial Applications. Please visit the COMO webpages at www.como.com, www.mpeg2disk.de or www.contentdisk.de for further information.

About Visual Circuits

Founded in 1991, Visual Circuits has a reputation for its digital video expertise and is known for developing integrated hardware, software and network products that manage, schedule, distribute, store and present digital video in commercial-market media applications. Visual Circuits' products are found worldwide in retail, entertainment, education and healthcare facilities and range from circuit boards to standard and high-definition network-storage media appliances, all delivering industrial strength reliability with unique features and compelling value. National retailers Wal-Mart and Best Buy use VCC solutions in thousands of locations to drive in-store video networks, delivering, storing and presenting content for programmed, live and interactive promotions, advertising and training. VCC's customers also include Exam Room Network, Telehealth, The American Museum of Natural History, Epcot Center and The Rock and Roll Hall of Fame. Sold primarily through system integrators and commercial AV dealers, Visual Circuits' products are designed to serve both Pro AV and IT requirements. For more information on Visual Circuits, visit www.visualcircuits.com or call 800-250-5533.

About FOCUS Enhancements, Inc.

FOCUS Enhancements, Inc. (NASDAQ SC: FCSE) is a leading designer of world-class solutions in advanced, proprietary video technology. Headquartered in Campbell, CA, FOCUS Enhancements designs, develops, and markets video solutions in two distinct markets: advanced proprietary video conversion integrated circuits
(ICs) and affordable, high quality, digital-video conversion and video production equipment. Semiconductor IC products include designs for PCs, game cards, internet, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to original equipment manufacturers
(OEMs). FOCUS Enhancements' complete line of video presentation and video production devices are sold globally through resellers and distributors to the broadcast, education, cable, business, industrial, presentation, Internet, gaming, home video production and home theater markets. More information on FOCUS Enhancements may be obtained from the company's SEC filings, or by visiting the FOCUS Enhancements home page at http://www.FOCUSinfo.com.

Safe Harbor Statement

Statements   about   future   results   and   other   expectations    constitute
forward-looking   statements  within  the  meaning  of  the  Private  Securities
Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The Company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. A number of factors in addition to those discussed herein could cause actual results to differ materially from expectations. Demand for FOCUS Enhancements' products, which impacts revenue and the gross margin percentage, is affected by business and economic conditions and changes in customer order patterns. Any projections are based upon many factors and are inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of FOCUS Enhancements. Important assumptions and other important factors, including risk factors, that could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's Form 10-KSB for the year ended December 31, 2002 and other filings with the SEC.
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

The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.

Where To Find Additional Information

FOCUS has filed a registration statement on Form S-4 in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Visual Circuits Corporation and Visual Circuits intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Visual Circuits are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about FOCUS and Visual Circuits and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from FOCUS or Visual Circuits (when available), and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Circuits in favor of the transaction. Information regarding Focus' executive officers and directors is contained in FOCUS' Form 10-K for the year ended December 31, 2002 and its proxy statement dated November 5, 2003, both of which are filed with the SEC.

In addition to the registration statement on Form S-4 to be filed by FOCUS in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Visual Circuits in connection with the transaction, FOCUS files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. The reports, statements and other information filed by FOCUS with the SEC are also available for free at the SEC's website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from FOCUS.

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